SECURITIES AND EXCHANGE COMMISSION SECURI~ ~SSION

RECEIVED

FEB 2 9 2008

DIVISION OF MARKET REGULATION



08029843

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER

8-53655

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Ronin Capital, L.L.C.

OFFICIAL USE ONLY
_____
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
_____
(No. and Street)

Chicago   Illinois   60604
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Conenna   (312) 244-5253
_____
                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
_____
                (Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800   Chicago   Illinois   PROCESSED   60606
_____
        (Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

MAR 3 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, **Dominic Conenna**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ronin Capital, L.L.C.**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/20/2008
Notary Public

_____
Signature

__Financial and Operations Principal__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Ronin Capital, L.L.C.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, L.L.C. and Subsidiaries (collectively, the Company) as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ronin Capital, L.L.C. and Subsidiaries as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2008

- 1 -

Ronin Capital, L.L.C.

Consolidated Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	2,143,612
Securities purchased under agreements to resell		5,228,714,675
Deposits with clearing organizations		43,302,987
Receivables from clearing brokers and clearing organizations		355,718,212
Securities owned, at fair value		4,908,542,927
Derivative financial instruments, at fair value		2,374,464,444
Memberships in exchanges, at cost (market value $25,340,700)		10,235,202
Furniture, equipment, software, and leasehold improvements		
(net of accumulated depreciation of $8,929,147)		4,954,626
Other assets		6,472,470
	$	12,934,549,155

Liabilities and Members' Equity

Securities sold under agreements to repurchase	$	3,627,724,093
Payables to clearing brokers and clearing organizations		597,645,720
Securities sold, not yet purchased, at fair value		6,119,639,905
Derivative financial instruments, at fair value		2,333,071,359
Accounts payable and accrued expenses		19,198,710
		12,697,279,787
Minority interest		2,672,978
Liabilities subordinated to claims of general creditors		10,000,000
Commitments, contingencies and guarantees		
Members' equity		224,596,390
	$	12,934,549,155

The accompanying notes are an integral part of this consolidated statement of financial condition.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Ronin Capital, L.L.C., (Ronin) a Delaware limited liability company, is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own account. Ronin is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange, Eurex, International Securities Exchange and the Fixed Income Clearing Corporation. The Company also engages in the buying, selling and dealing in securities backed or guaranteed by the full faith and credit of the United States government. Ronin wholly owns and controls subsidiaries including, Ronin Capital Ireland, L.L.C. (Ronin Ireland) (formerly known as Irish National Investments Limited.), Ronin Capital UK, L.L.C. (Ronin UK) (formerly known as Thames Westminster Investments Limited), Ronin Trading, JV and Dart Executions, L.L.C. (Dart) (collectively, the Company).

Ronin Ireland, registered in Dublin, Ireland, is a non-regulated trading company specializing in the trading of European index options and futures and the trading of index futures and options listed on the Korean Futures Exchange. Ronin Ireland is a member of the Eurex. Ronin UK is a Financial Services Authority registered trading company that maintains a European passport to trade on any exchange that is a member of the European Union. Ronin UK is also a member of the London Stock Exchange and Euronext. Ronin Trading, JV is a market-maker in equity index options on the American Stock Exchange. Dart, a member of the Chicago Stock Exchange, International Securities Exchange, Philadelphia Stock Exchange, NYSE Arca, Boston Options Exchange, Chicago Board Options Exchange, and the NASDAQ Stock Market, provides execution services along with direct market access in equity, fixed income and derivative securities.

Basis of presentation: The consolidated financial statements include the accounts and results of the Company, and its subsidiaries and variable interest entities required to be consolidated in accordance with accounting standards generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value based on quoted market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The resulting unrealized gains and losses are reflected in principal transactions in the consolidated statement of income. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (continued)

Securities purchased under agreements to resell or sold under agreements to repurchase: Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions at December 31, 2007, are major financial institutions.

Derivative financial instruments: Derivative financial instruments include equity options, futures, and options on futures contracts and are recorded at market value. Market values are based on quoted market prices. Futures transactions are recorded in receivable from/payable to clearing brokers in the consolidated statement of financial condition, netted by clearing broker. The remaining derivatives are classified as derivative financial instruments in the consolidated statement of financial condition. Unrealized gains and losses on derivative contracts are reflected in principal transactions in the consolidated statement of operations.

Receivable from and payable to clearing brokers and clearing organizations: Receivables and payables relating to trades pending settlement are netted in receivable from/payable to clearing brokers and clearing organizations in the consolidated statement of financial condition, netted by clearing broker and clearing organization. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Memberships in exchanges: Memberships in exchanges includes both stock in exchanges and trading rights (Memberships) related to the specific exchange. Memberships required to be held by the Company for clearing and other privileges at certain clearing organizations and exchanges are carried at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2007.

Stock in exchanges not required to be held for operating purposes are carried at market value and are included in securities owned. Realized gains and losses on stock in exchanges are computed based upon specific identifications.

Interest and dividend revenue/expense: The Company recognizes contractual interest on securities owned and securities sold, not yet purchased on an accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its secured financing activities on an accrual basis with related interest recorded as interest and dividend income and interest and dividend expense, as applicable.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or contract amounts and are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

Income taxes: Ronin, Ronin Trading, JV and Dart are taxed collectively as a partnership under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

Ronin Ireland is subject to taxes in Ireland and computes a benefit or provision and files a separate tax return. Additionally, Ronin UK is subject to tax in the United Kingdom and, accordingly, computes a benefit or provision and files a separate tax return.

Cash and cash equivalents: The Company has defined cash and cash equivalents as short-term, highly liquid securities and federal funds sold with original maturities of less than 90 days that are not used for trading purposes.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in net income.

New accounting pronouncement: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's consolidated financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the consolidated financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of members' equity. Additional disclosures about the amounts of such liabilities will also be required. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual consolidated financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual consolidated financial statements. Management is currently assessing the impact of FIN 48 on its financial position and results of operations.

In September 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on its consolidated financial statements.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

Note 2. Receivables From and Payables To Clearing Brokers and Clearing Organizations

Receivables from and payables to clearing brokers and clearing organizations at December 31, 2007, consist of the following:

	Receivables	Payables
Clearing brokers and clearing organizations	$ 129,657,794	$ 500,020,105
Securities failed-to-deliver/receive	98,328,989	98,297,927
Net receivable for unsettled securities transactions	123,528,611	-
Interest and dividends	4,202,818	(672,312)
	$ 355,718,212	$ 597,645,720

Note 3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2007, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government securities	$ 2,868,369,950	$ 4,598,694,141
Equity securities	1,690,418,458	1,317,101,573
Corporate obligations	349,754,519	203,508,488
Foreign currencies	-	335,703
	$ 4,908,542,927	$ 6,119,639,905

U.S. government securities owned are pledged to either repurchase counterparties or the clearing brokers on terms which permit those parties to sell or repledge the securities subject to certain limitations.

Note 4. Variable Interest Entities

The Company consolidates entities which are variable interest entities as defined by FASB Interpretation No. 46 (revised December 2003) (FIN 46 (R)). As of December 31, 2007, AGS Specialists II, LLC (AGS) is consolidated under FIN 46(R). AGS is a registered broker-dealer and specialist on the American Stock Exchange.

Prior to FIN 46, a company generally included another entity in the company's financial statements only if it controlled the entity through ownership of the majority voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is the primary beneficiary as evidenced by being subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company consolidates AGS as a result of an equity contribution of $13.5 million of the total initial equity of $16 million. Additionally, the Company is responsible for any losses incurred up to the amount of their contributed equity. The Company does not have the authority to manage the trading activity of AGS until such time as certain events occur as defined in the operating agreement.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

Note 4. Variable Interest Entities (continued)

As of December 31, 2007, the effect of consolidating AGS on the consolidated statement of financial condition is as follows:

Cash and cash equivalents	$ 59,276
Securities owned, at fair value	580,593,000
Derivative financial instruments, at fair value	727,444,029
Furniture, equipment, software, and leasehold improvements	202,560
Other assets	4,942,761
Payables to clearing brokers and clearing organizations	231,192,991
Securities sold, not yet purchased, at fair value	409,713,808
Derivative financial instruments, at fair value	645,323,849
Accounts payable and accrued expenses	6,085,486
Minority interest	2,672,978

Note 5. Derivative Financial Instruments, Off-Balance-Sheet Risk and Concentration of Credit Risk

The fair value of derivative financial instruments at December 31, 2007, consisted of the following:

	Assets	Liabilities
Equity options	$ 1,355,442,942	$ 1,335,000,354
Options on futures contracts	1,019,021,502	998,071,005
	$ 2,374,464,444	$ 2,333,071,359

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

Note 5. Derivative Financial Instruments, Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Company conducts business with several clearing brokers and organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States and in other countries. The Company had cash at December 31, 2007, that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 6. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements at December 31, 2007, consisted of the following:

	Amount
Computer equipment and software	$ 8,815,575
Furniture and fixtures	1,473,458
Leasehold improvements	3,594,740
	13,883,773
Less accumulated depreciation	(8,929,147)
	$ 4,954,626

Note 7. Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FIN 45. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

Note 7. Guarantees (continued)

As of December 31, 2007, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2007, are included as liabilities in derivative financial instruments on the consolidated statement of financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 8. Collateral

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2007, the Company obtained approximately $5.2 billion of securities on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Note 9. Liabilities Subordinated to Claims of General Creditors

The Company has entered into a revolving subordinated loan agreement with a financial institution in the amount of $20,000,000, maturing on December 15, 2008, and bearing interest at the prime rate plus 1 percent. As of December 31, 2007, $10,000,000 was outstanding. The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

Note 10.   Commitments and Contingent Liabilities

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through November 2013. At December 31, 2007, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more, were as follows:

		Amount
2008	$	1,519,806
2009		1,521,307
2010		1,514,989
2011		1,537,258
2012		1,452,067
Thereafter		1,276,409
	$	8,821,836

The terms of the Company's principal lease require that the Company deposit a standby letter of credit of $1,354,232. The Company also has deposited a standby letter of credit of $7,000,000 used in lieu of a margin deposit with an exchange clearing organization.

The Company has entered into a risk-based margin financing agreement with a clearing broker. The primary purpose of this loan is to provide temporary financing. As of December 31, 2007, there were no amounts outstanding under this agreement. This line of credit is collateralized by all such property held by the clearing broker. All amounts due are payable on demand or, if no demand has been made, on the expiration date.

Note 11.   Benefit Plan

The Company sponsors a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

Note 12.   Self-Insurance

The Company has elected to self-insure a portion of its employee health insurance costs for all full-time employees. The Company maintains stop-loss insurance, which generally limits its exposure to the first $30,000 per year of benefits provided to participants with an aggregate stop-loss insurance of approximately $5,000,000 per such participant's lifetime. At December 31, 2007, included in accounts payable and accrued liabilities is $235,000 related to the self-insurance obligation.

Note 13.   Members' Equity

Members' equity consists of four classes of members, Class A, AA, B and C. As of December 31, 2007, members are represented in classes A, AA and C. There are no active members in class B.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

Note 13. Members' Equity (continued)

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

The Class C capital members include individuals or entities which are traders having trading accounts and the responsibility for the trading in such accounts. Class C capital members are entitled to an interest in the profits and losses of the Company, as defined, in an amount and upon the terms and conditions set forth in each Class C members' agreement. After allocation to the Class C members, profits and losses are further allocated to the Class A Member.

Class AA members are entitled to an allocation of Company profits, as defined, on a preferred basis, but in any case after allocation of Company profits to the Class C members. No Class AA interest shall be allocated Company profits in excess of the Class AA accrued preference, as defined in the operating agreement.

Note 14. Regulatory Requirements

Ronin is a broker-dealer subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined.

In accordance with Appendix C of Rule 15c3-1, the Company consolidates its wholly-owned subsidiaries using the flow-through capital benefit method. The Company is not entitled to the flow-through capital benefit related to its interest in AGS. With the exception of Ronin Ireland, the subsidiaries are also subject to regulatory net capital requirements. As of December 31, 2007, Dart had net capital and net capital requirements of $1,200,555 and $100,000, and Ronin Trading JV had net capital and net capital requirements of $12,565,044 and $100,000. Ronin Ireland had a members' deficit of $(475,942). The net capital requirements of the subsidiaries are included in other deductions, charges and regulatory requirements at 120% of their respective requirements in the computation of net capital. At December 31, 2007, Ronin had net capital of $56,238,096 which was $55,988,096 in excess of its $250,000 minimum net capital requirement.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Ronin UK is subject to capital requirements of the Financial Services Authority (FSA). Financial resources, as defined, must exceed the total financial resources requirement. At December 31, 2007, Ronin UK had financial resources of $3,671,588, which exceeded the minimum requirements by $1,620,026.

Although Ronin is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Note 15. Subsequent Events

Subsequent to December 31, 2007, the Company made repayments and had borrowings on its subordinated loan (Note 9) in the amounts of $10 million and $20 million, respectively.

